Form 51-102F3

Material Change Report

1.     Name and Address of Company

Labopharm Inc.

480 Armand-Frappier Blvd

Laval, Québec

H7V 4B4

(450) 686-0207

2.     Date of Material Change

February 11, 2010.

3.     News Releases

Labopharm Inc. (“Labopharm”) issued news releases on February 11 and February 12, 2010.

4.     Summary of Material Change

On February 11, 2010, Labopharm announced that it had commenced an underwritten public offering of up to US$20,000,000 of units, with each unit to be comprised of one common share and a warrant to purchase a portion of a common share.  On February 12, 2010, Labopharm announced that it had priced the above underwritten public offering of 11,764,706 newly issued units at a public offering price of US$1.70 per unit. The gross proceeds to Labopharm, before underwriting discounts and commissions and other offering expenses, from the sale of the units are expected to be approximately US$20 million.

5.     Full Description of Material Change

5.1 Full description of Material Change

On February 11, 2010, Labopharm announced that it had commenced an underwritten public offering of up to US$20,000,000 of units, with each unit to be comprised of one common share and a warrant to purchase a portion of a common share.  The offering is being conducted in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada. The number of units to be issued, the price of each unit, the portion of a common share underlying each warrant and the exercise price per warrant was to be determined at the time of pricing the offering.

On February 12, 2010, Labopharm announced that it had priced the above underwritten public offering of 11,764,706 newly issued units at a public offering price of US$1.70 per unit. Each unit is comprised of one of the Company's common shares and a warrant to purchase 0.5 of a common share. Each whole warrant entitles the holder to acquire one common share of the Company upon payment of US$2.30 per share, exercisable at any time during the period beginning six months after the date of issuance and ending three years following the date of issuance. The gross proceeds to Labopharm, before underwriting discounts and commissions and other offering expenses, from the sale of the units are expected to be approximately US$20 million.

Deutsche Bank Securities is the sole book-running manager for this offering and Canaccord Adams, Dundee Capital Markets and Versant Partners are co-managers for this offering. The Company has granted the underwriters a 30-day option to purchase up to 1,764,706 additional units to cover over-allotments, if any. If the underwriters exercise their over-allotment option in full, gross proceeds from the offering, before underwriting discounts and commissions and other offering expenses, will be approximately US$23 million. The offering is expected to close on February 18, 2010, subject to customary closing conditions.

5.2   Disclosure of Restructuring Transaction

Not applicable.

6.     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.     Omitted Information

Not applicable.

8.     Executive Officer

Frédéric Despars, Vice-President, General Counsel and Corporate Secretary, who may be contacted at the address and phone number listed in item 1.

9.     Date of Report

February 15, 2010

LABOPHARM INC.

By:  /s/ Frédéric Despars

Frédéric Despars

Vice-President, General Counsel

and Corporate Secretary